Room 4561

July 23, 2007

Mr. Stephen Ambler
Chief Financial Officer and Vice
  President, Finance
Immersion Corporation
801 Fox Lane
San Jose, CA 95131

>   **Re: Immersion Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2005**
>   **Filed March 10, 2006**
>   **Form 10-K for Fiscal Year Ended December 31, 2006**
>   **Filed March 16, 2007**
>   **Form 10-Q for the Quarter Ended March 31, 2007**
>   **Filed May 10, 2007**
>   **File no. 000-27969**

Dear Mr. Ambler:

We have reviewed your response to our letter dated December 20, 2006 in connection with the above referenced filings and have the following comments. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We continue to consider your response letter dated June 7, 2007.

Form 10-Q for the Quarter Ended March 31, 2007

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 8. Long-term Customer Advance From Microsoft, page 10

2.   We note that you have determined that the conclusion of your litigation with Sony did not trigger any payment obligations under your Microsoft agreements. Explain to us, in reasonable detail, your basis for this determination. As part of your response, explain the basis for your determination that the conclusion of the litigation, together with the March 19, 2007 license agreement, did not effectively represent a settlement with Sony. In this regard, we note your response letter dated January 23, 2007, which indicated that your belief "that a judicial win would likely result in a settlement agreement between the Company and Sony….." and "such a settlement requires the Company to make a payment to Microsoft of not less than $15 million." Please note, it is not clear how the ultimate conclusion of the Sony litigation differs substantively from the outcome contemplated in your correspondence letter.

Note 10. Litigation Conclusions and Patent License, page 14

3.   Based on discussion under this note, we understand that you have determined, for accounting purposes, that the litigation conclusion and the subsequent license agreement represent a single multiple-element arrangement. If our understanding is not correct, please advise. However, if our understanding is correct, please explain, in reasonable detail, the basis for this determination. As part of your response, explain how you considered that the terms of the litigation conclusion were established in early 2005, while the subsequent license agreement was not reached until March 2007.

4.   Identify for us, and describe the material terms of, each of the different elements you identified as part of your evaluation of litigation conclusion and subsequent license agreement for purposes of EITF 00-21. For each identified element, explain, in reasonable detail, how you determined the relative fair values.

5.   We note that you have deferred $30 million of the total payments for recognition in future periods. Explain to us how you determined that deferral of this amount is appropriate. As part of your response, describe any remaining performance obligations or other undelivered elements that result in this deferral. Additionally, explain your basis for concluding that recognition of the deferred amount on a straight-line basis over the "remaining capture period of the patents licensed" is appropriate.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or me at (202) 551-3489 if you have any questions regarding these comments.

Sincerely,

Brad Skinner
Accounting Branch Chief